

Mail Stop 4720

August 25, 2015

Via E-mail
Neil C. Rifkind, Esq.
Vice President, General Counsel and Secretary
Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

> **Re:** **Tiptree Financial Inc.**
> **Registration Statement on Form S-3**
> **Filed August 18, 2015**
> **File No. 333-206454**

Dear Mr. Rifkind:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find Additional Information, page 28

1. Please incorporate by reference the Current Reports on Form 8-K filed on January 6, 2015, January 27, 2015 and February 27, 2015.

Exhibit 5.1

2. We note the assumption in the legal opinion that "[t]he Shares were not issued and have not been transferred in violation of any restriction or limitation contained in Section 6.3(B) of the Charter." This appears to be an inappropriate assumption as to the relevant issue of whether the shares have been validly issued. Please remove such language from

the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022